Kai H. Liekefett  kliekefett@velaw.com
Tel +1.212.237.0037  Fax +1.212.237.0100

June 10, 2016

Via EDGAR, Email and Federal Express

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	RiceBran Technologies DEF14A Filed April 29, 2016 DEFR14A Filed May 11, 2016 File No. 001-36245

Ladies and Gentlemen:

On behalf of our client, RiceBran Technologies (the “Company”), please find below the Company’s responses to comments received telephonically from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 8, 2016, with respect to the proxy card (the “Proxy Card”) contained in the DEF14A filed by the Company with the Commission on April 29, 2016, File No. 001-36245 and in the DEFR14A Filed on May 11, 2016.

The Staff has requested that the Company: (1) file a revised Proxy Card on EDGAR to add voting boxes for Proposals 2 and 3, and (2) confirm that the version of the Proxy Card and the related voting instruction form (“VIF”) mailed to stockholders were and are correct.

In response to the Staff’s first request, the Company filed a DEFR14A on June 9, 2016 with a Proxy Card showing three voting boxes for each of Proposals 2 and 3: “For,” “Against” and “Abstain.”

In response to the Staff’s second request, we confirm that the Proxy Cards and VIFs mailed to stockholders were correct. Please see at Exhibits A and B hereto copies of the mailed Proxy Card and VIF. These exhibits show that the mailings were in compliance.

* * *

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission June 10, 2016 Page 2

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	W. John Short
President & Chief Executive Officer
RiceBran Technologies

Exhibit A

Mailed Proxy Card

Signature of Shareholder Date: Signature of Shareholder Date:Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give fulltitle as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.To change the address on your account, please check the box at right andindicate your new address in the address space above. Please note thatchanges to the registered name(s) on the account may not be submitted viathis method.JOHN SMITH1234 MAIN STREETAPT. 203NEW YORK, NY 10038ANNUAL MEETING OF SHAREHOLDERS OFRICEBRAN TECHNOLOGIESJune 22, 2016INTERNET - Access “www.voteproxy.com” and follow the on-screeninstructions or scan the QR code with your smartphone. Have yourproxy card available when you access the web page.TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) inthe United States or 1-718-921-8500 from foreign countries from anytouch-tone telephone and follow the instructions. Have your proxycard available when you call.Vote online/phone until 11:59 PM EST the day before the meeting.MAIL - Sign, date and mail your proxy card in the envelopeprovided as soon as possible.IN PERSON - You may vote your shares in person by attendingthe Annual Meeting.GO GREEN - e-Consent makes it easy to go paperless. Withe-Consent, you can quickly access your proxy material, statementsand other eligible documents online, while reducing costs, clutterand paper waste. Enroll today via www.amstock.com to enjoy onlineaccess.PROXY VOTING INSTRUCTIONSPlease detach along perforated line and mail in the envelope provided IF you are not voting via telephone   or the Internet.  COMPANY NUMBERACCOUNT NUMBERNOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS:The annual report and proxy statementare available at http://www.ricebrantech.com/InvestorRelations2. To approve, on a nonbinding advisory basis, the compensation of ournamed executive officers;3. To ratify our appointment of Marcum LLP as our independent registeredpublic accounting firm for the year ending December 31, 2016; and4. To transact such other business that is properly presented before theAnnual Meeting or any adjournment or postponement thereof.This proxy, when properly executed, will be voted in the manner directed by theundersigned shareholder. If no direction is made, this proxy will be voted “FOR” Proposals1, 2 and 3.WHETHER OR NOT YOU PLAN TO ATTEND THIS MEETING, PLEASE VOTE YOUR SHARESPROMPTLY BY MARKING, SIGNING, DATING AND RETURNING THE PROXY CARD IN THEENCLOSED POSTAGE PAID RETURN ENVELOPE.TO INCLUDE ANY COMMENTS, USE THE COMMENTS BOX ON THE REVERSE SIDE OFTHIS CARD.THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF ALL NOMINEESAND “FOR” PROPOSALS 2 AND 3.PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please check this box if you planto attend the Annual Meeting.The Board of Directors recommends that you vote “FOR” the following:1. Election of Directors:O W. John ShortO Marco V. GalanteO David GoldmanO Baruch HalpernO Henk W. HoogenkampO Robert C. SchweitzerO Peter A. WoogFOR ALL NOMINEESWITHHOLD AUTHORITYFOR ALL NOMINEESFOR ALL EXCEPT(See instructions below)NOMINEES:INSTRUCTIONS: To withhold authority to vote for any individual nominee(s),mark “FOR ALL EXCEPT” and fill in the circle next to eachnominee you wish to withhold, as shown here:( )FOR AGAINST ABSTAIN1 14475COMMENTS:RICEBRAN TECHNOLOGIES6720 N. Scottsdale Road, Suite # 390Scottsdale, Arizona 85253THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY’S BOARD OF DIRECTORS

The undersigned holder of Common Stock of Ricebran Technologies, a California corporation (the“Company”), hereby appoints W. John Short and J. Dale Belt, and each of them, as proxies for theundersigned, each with full power of substitution, for and in the name of the undersigned to act for theundersigned and to vote, as designated on the reverse side of this proxy card, all of the shares of stock ofthe Company that the undersigned may be entitled to vote at the 2016 Annual Meeting of Shareholders ofthe Company, to be held at Scottsdale Plaza Resort, 7200 North Scottsdale Road, Scottsdale, AZ 85253,on Wednesday, June 22, 2016, at 9:00 A.M. local time, and at any adjournments or postponements thereof,and in their discretion upon such other business as may properly come before the Annual Meeting or anyadjournments or postponements thereof.(Continued and to be signed on the reverse side)ADMISSION CARDANNUAL MEETING OF SHAREHOLDERSJune 22, 20169:00 A.M. (Local Time)Scottsdale Plaza Resort7200 North Scottsdale RoadScottsdale, AZ 85253Presentation of this card is requiredfor admission to the Annual MeetingPLEASE PRESENT THIS CARD TO THE COMPANY’S REPRESENTATIVEAT THE ENTRANCE TO THE ANNUAL MEETING.RICEBRAN TECHNOLOGIES1.1

Exhibit B

VIF

RICEBRAN TECHNOLOGIES ANNUAL MEETING TO BE HELD ON 06/22/16 AT 09:00 A.M. MST
FOR HOLDERS AS OF 04/25/16 * ISSUER CONFIRMATION COPY - INFO ONLY *

10 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

762831204

DIRECTORS

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES 0010100

1. - 01-W. JOHN SHORT, 02-MARCO V. GALANTE, 03-DAVID GOLDMAN, 04-BARUCH HALPERN, 05-HENK W. HOOGENKAMP, 06-ROBERT C. SCHWEITZER, 07-PETER A. WOOG

PROPOSAL(S) — **DIRECTORS RECOMMEND**

2. *- TO APPROVE, ON A NONBINDING ADVISORY BASIS, THE COMPENSATION OF --->>> OUR NAMED EXECUTIVE OFFICERS. — FOR --->>> 0029440

3. - TO RATIFY OUR APPOINTMENT OF MARCUM LLP AS OUR INDEPENDENT -------->>> REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2016. — FOR --->>> 0010200

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice. --->>>

VIF11H

FOLD AND DETACH HERE

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 06/22/16 FOR RICEBRAN TECHNOLOGIES
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM
- PROXY STATEMENT -ANNUAL REPORT

2 -I -S

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

X FOR ALL NOMINEES

X WITHHOLD ALL NOMINEES

X WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ______________________

2. FOR AGN ABS

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK

X

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

A/C:

762831204

3. FOR AGN ABS

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING X

Broadridge™

000

P80141

10

51 MERCEDES WAY
EDGEWOOD NY 11717

10

RICEBRAN TECHNOLOGIES
6720 N. SCOTTSDALE RD STE 390
SCOTTSDALE, AZ 85253

FOR

FOLD AND DETACH HERE

SIGNATURE(S) ______ / / DATE

VOTING INSTRUCTIONS  TO OUR CLIENTS: WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING. FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM. FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SECURITIES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD. PLEASE NOTE THAT UNDER A RULE AMENDMENT ADOPTED BY THE NEW YORK STOCK EXCHANGE FOR SHAREHOLDER MEETINGS HELD ON OR AFTER JANUARY 1, 2010, BROKERS ARE NO LONGER ALLOWED TO VOTE SECURITIES HELD IN THEIR CLIENTS' ACCOUNTS ON UNCONTESTED ELECTIONS OF DIRECTORS UNLESS THE CLIENT HAS PROVIDED VOTING INSTRUCTIONS (IT WILL CONTINUE TO BE THE CASE THAT BROKERS CANNOT VOTE THEIR CLIENTS' SECURITIES IN CONTESTED DIRECTOR ELECTIONS). CONSEQUENTLY, IF YOU WANT US TO VOTE YOUR SECURITIES ON YOUR BEHALF ON THE ELECTION OF DIRECTORS, YOU MUST PROVIDE VOTING INSTRUCTIONS TO US. VOTING ON MATTERS PRESENTED AT SHAREHOLDER MEETINGS, PARTICULARLY THE ELECTION OF DIRECTORS IS THE PRIMARY METHOD FOR SHAREHOLDERS TO INFLUENCE THE DIRECTION TAKEN BY A PUBLICLY-TRADED COMPANY. WE URGE YOU TO PARTICIPATE IN THE ELECTION BY RETURNING THE ENCLOSED VOTING INSTRUCTION FORM TO US WITH INSTRUCTIONS AS TO HOW TO VOTE YOUR SECURITIES IN THIS ELECTION. IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE OR ON THE FIFTEENTH DAY, IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND ONE OR MORE OF THE MATTERS BEFORE THE MEETING MUST BE DEEMED "ROUTINE" IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ANY MATTERS DEEMED TO BE ROUTINE. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE. THE FOLLOWING INSTRUCTIONS PROVIDE SPECIFICS REGARDING THE MEETING FOR WHICH THIS VOTING FORM APPLIES. INSTRUCTION 1 ALL PROPOSALS FOR THIS MEETING ARE CONSIDERED "ROUTINE". WE WILL VOTE IN OUR DISCRETION ON ALL PROPOSALS, IF YOUR INSTRUCTIONS ARE NOT RECEIVED. IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS. INSTRUCTION 2 IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING ON ONE OR MORE MATTERS BEFORE THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS. INSTRUCTION 3 IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. INSTRUCTION 4 WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED. ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED. **IF YOU HOLD YOUR SECURITIES THROUGH A CANADIAN BROKER OR BANK, PLEASE BE ADVISED THAT YOU ARE RECEIVING THE VOTING INSTRUCTION FORM AND MEETING MATERIALS, AT THE DIRECTION OF THE ISSUER. EVEN IF YOU HAVE DECLINED TO RECEIVE SECURITY- HOLDER MATERIALS, A REPORTING ISSUER IS REQUIRED TO DELIVER THESE MATERIALS TO YOU. IF YOU HAVE ADVISED YOUR INTERMEDIARY THAT YOU OBJECT TO THE DISCLOSURE OF YOUR BENEFICIAL OWNERSHIP INFORMATION TO THE REPORTING ISSUER, IT IS OUR RESPONSIBILITY TO DELIVER THESE MATERIALS TO YOU ON BEHALF OF THE REPORTING ISSUER. THESE MATERIALS ARE BEING SENT AT NO COST TO YOU.